

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 22, 2011

Via U.S. mail

Nathan Mahalingham
Chief Executive Officer
Mission NewEnergy Limited
Unit 4, 97 Hector Street West
Osborne Park, Western Australia 6017
Australia

> **Re:** **Mission NewEnergy Limited**
> **Registration Statement on Form F-1/A**
> **Filed March16, 2011**
> **File No. 333-170471**

Dear Mr. Mahalingham:

We have reviewed the above-captioned filing and have the following comments.

General

1. Please file the legality opinion as Exhibit 5.1 with your next amendment.

Comparison of Results of Operations, page 48

2. We have read your response to comment two in our later dated March 11, 2011 and your revised disclosure on page 49. Please revise your filing to quantify the specific change in estimates and assumptions (i.e. change in growth rate, cash flow estimate, periods over which cash received, etc.) that management made at December 31, 2010 in calculating the $1.9 million fixed asset impairment charge. For example, if you changed your future cash flow estimate then your disclosure, at a minimum, would identify and quantify the assumptions that you changed. Refer to Section 501.14 of the Financial Codification for guidance.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Nathan Mahalingham
Mission NewEnergy Limited
March 22, 2011
Page 2

You may contact Tracey McKoy, Staff Accountant, at 202-551-3772, or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Andrew Reilly, Esq. (*via facsimile at* 61-2-9225-1595)
        Baker & McKenzie, P.C.

        Yvan-Claude Pierre, Esq. (*via facsimile at* 212-335-4501)
        Daniel I Goldberg, Esq.
        DLA Piper LLP